Exhibit 99.1

4 May 2018

National Grid plc (‘National Grid’ and ‘Company’)

Directorate Change

National Grid today announces that Andrew Bonfield, Group Chief Financial Officer (CFO), has informed the Board that he will be leaving the Company to take on a role in a US public company, which will also enable him to be closer to his family.

Andrew has been CFO since 1 November 2010. He will step down from his position and from the Board following the Company’s Annual General Meeting on 30 July 2018.

Andy Agg, currently Group Tax and Treasury Director, will become Interim CFO pending the appointment of a permanent Group CFO. Andy, who has been at National Grid for ten years, will not join the Board in this interim role, but will become a member of the Group Executive Committee and will attend all Board, Audit Committee and Finance Committee meetings.

Sir Peter Gershon, Chairman, commented: “On behalf of the Board I would like to thank Andrew for the significant contribution that he has made to National Grid over the last eight years and wish him well for the future.”

John Pettigrew, CEO, commented: “It has been a pleasure to work with Andrew over the last few years. Whilst I am sorry to see him leave, we are very fortunate to have someone of Andy’s calibre and experience. His in-depth knowledge of National Grid, both in the UK and US, will ensure a smooth transition whilst we undertake a search for Andrew’s permanent successor.”

The Board will now initiate a thorough process which will include both internal and external candidates to identify a permanent successor for Andrew.

Notes

Summary of Andrew Bonfield’s remuneration arrangements on exit:

•	Following his resignation, subject to his continued employment, Andrew will receive his normal salary and associated benefits until his leaving date, including his annual bonus for 2017/18.

•	All outstanding awards as at 30 July 2018 will be forfeited. More information related to Andrew’s remuneration for 2017/18 and 2018/19 will be detailed in the Directors’ Remuneration Report in the 2017/18 Annual Report and Accounts. The remuneration disclosures required pursuant to Section 430 (2B) of the Companies Act 2006 will also be made available on the Company’s website.

CONTACTS

Investors:

Aarti Singhal	+44 (0)20 7004 3170

Media

Gemma Stokes	+44 (0)1926 655272

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.